Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND JUNE 30, 2023

The following discussion and analysis of the results of BOS Better Online Solutions Ltd. (sometimes referred to herein as, “BOS”, the “Company”, “we”, “us” or “our’) should be read in conjunction with our interim condensed consolidated financial statements as of and for the six months ended June 30, 2024, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2023 appearing in our Annual Report on Form 20-F for the year ended December 31, 2023 and Item 5—”Operating and Financial Review and Prospects” of that Annual Report.

Forward-Looking Statements

Statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the United States Federal securities laws that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate”, “believe”, “estimate”, “expect”, “plan”, “intend”, “should”, “predict”, “potential”, “opinion” or the negative of these terms or similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission.

Results of Operation

Revenues for the six months ended June 30, 2024 were $19.7 million, compared to $23.5 million in the six months ended June 30, 2023. The decrease is mainly attributed to the Supply Chain division. The shortage of electronic components in 2022 prompted the defense sector customers of the Supply Chain division to increase their inventory, which contributed significantly to our revenue growth in 2023. As the component shortage eased in 2023, our defense customers began to reduce their inventory, leading to a dip in our revenues in the first half of 2024. However, the third quarter of 2024 shows a resurgence in demand for electronic components by our defense customers.

Gross profit for the six months ended June 30, 2024 amounted to $4.76 million (a gross margin of 24.1%), compared to $5.07 million (a gross margin of 21.4%) for the six months ended June 30, 2023.

Sales and marketing expenses for the six months ended June 30, 2024 were $2.21 million or 11.2% of revenues, compared to $2.47 million or 10.5% of revenues in the six months ended June 30, 2023.

General and administrative expenses for the six months ended June 30, 2024 were $0.96 million, compared to $0.91 million in the six months ended June 30, 2023.

Operating income in the six months ended June 30, 2024 amounted to $1.5 million, compared to an operating income of $1.6 million in the six months ended June 30, 2023.

Financial expenses for the six months ended June 30, 2024 were $262,000, compared to $343,000 in the six months ended June 30, 2023. This decrease in expenses is attributed to foreign exchange differences between the Israeli NIS and the US dollar and a decrease in loans.

Net income in the six months ended June 30, 2024 amounted to $1.24 million, compared to a net income of $1.27 million in the six months ended June 30, 2023. On a per share basis, the basic and diluted net income per share in the six months ended June 30, 2024 was $0.22, the same as for the six months ended June 30, 2023.

Liquidity and Capital Resources

As of June 30, 2024, we had $1.03 million in long-term bank loans, and current maturities of $160,000. Cash and cash equivalents as of June 30, 2024 amounted to $2.36 million.

The Company had a positive working capital of $12.3 million as of June 30, 2024, and it is the Company's opinion that the current working capital is sufficient for the Company's present requirements. Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. As of June 30, 2024, our trade receivables' and trade payables' aging days were 99 and 91 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, and (b) directors' and officers' indemnities, in excess of the proceeds received from liability insurance, which we obtain.

Cash Flows

Net cash provided by operating activities in the six months ended June 30, 2024 was $320,000, compared to $876,000 used in in the six months ended June 30, 2023.

Net cash used in investing activities in the six months ended June 30, 2024 amounted to $245,000. Net cash used in investing activities in the six months ended June 30, 2023 amounted to $581,000.

Net cash used in financing activities in the six months ended June 30, 2024 was $85,000, compared to $113,000 provided by in the six months ended June 30, 2023.

Subsequent Event

On July 7, 2013, the Company’s subsidiary BOS-Odem entered into a profit sharing agreement with Proteus Ltd, providing for the joint marketing and sale of certain products.

On April 2, 2023, Proteus sold to BOS-Odem its share in the joint activity in consideration of $723, of which $138 was paid on signing and the rest is paid in monthly installments during a two year period, pursuant to the sale agreement.

On September 9, 2024, Proteus filed a lawsuit against BOS-Odem, in the amount of approximately NIS 1.2 million. Proteus alleges that certain set-offs of payments made by BOS-Odem were in breach of the parties' agreement. BOS-Odem may file its Statement of Defense by November 11, 2024.